Philip D. Ameen
Senior Vice President and Controller

General Electric Capital Services, Inc.
3135 Easton Turnpike
Fairfield, CT 06828
USA

T 203 373 2458
F 203 373 3005
pameen@ge.com
Via FedEx and EDGAR

April 7, 2006

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	General Electric Capital Services, Inc. Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 6, 2005 File No. 0-14804

Dear Mr. Cline:

We are responding to your comment letter dated March 9, 2006, to Keith Sherin, Chief Financial Officer of General Electric Capital Services, Inc. (“GECS”) relating to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

December 31, 2004 Form 10-K/A
Note 1. Summary of Significant Accounting Policies
Revenues from Services (Earned Income), page 50

1.    We note your response to comment 1 from our letter dated February 3, 2006 in which you state that any asset’s fair value is based upon your position in these assets and the related expected cash flows at any point in time. It appears that you are calculating the fair value of your position rather than the fair value of the asset. It also appears that the difference in value is due to your customer relationship which is an intangible asset separate from the value of the asset. If so, please tell us why you believe it is appropriate to include the value of the customer relationship in your estimate of the residual value of the asset.

We appreciate the Staff’s elaboration of previous comments on residual value. To clarify our current accounting, we do not believe we have “included” customer relationship value in our estimate of residual values of the leased assets. On the other hand, we have not taken steps to exclude such values, and in fact have not hitherto considered them at all. Rather, we base our approach to residual valuation on our understanding of existing technical accounting literature. In considering the Staff’s question, we conducted a complete review of such literature and consulted with outside parties knowledgeable about both application of SFAS No. 13, Accounting for Leases, and current accounting and valuation practices related

April 7, 2006	Page 2
Mr. Paul Cline
Senior Accountant

thereto. Neither effort yielded a basis for attributing to a distinct intangible asset a portion of future expected cash flows from the sale or re-lease of leased assets. We also considered another more current publication, the FASB Staff Draft, Fair Value Measurement, whose scope now includes leases. Fair Value Measurement not only does not embrace separating value into relationship and asset components, it does not acknowledge that approach as having a role in setting residual values of leased assets. As Fair Value Measurement is the most current thinking on this subject at the FASB, that omission is surely significant. We suggest that, if the Staff indeed seeks such a fundamental change in the theory of measuring residual values of leased assets, Fair Value Measurement would be an appropriate avenue for its consideration.

2.    For the periods presented, please quantify for us the affect on your balance sheet and income statement if you estimated the residual value based only on the cash flows from selling the asset into the used market.

Whether or not separate valuation of customer relationships in lease residuals is valid from a technical accounting perspective, our belief is that such a value, if it exists, is vanishingly small. The copier leasing business to which this question relates is extremely competitive and the leases are commodity-like. Our experience is that, at the end of lease term, customers do not pay more than market value, consistent with behavior one would expect in arms’-length transactions for commodity products. Our portfolio comprises 700,000 copier leases, each small-dollar and each containing a relatively small residual assumption. We price residuals in our copier leases in a pooled fashion, then analyze pooled results, testing for possible residual impairment and providing input for the pricing of new leases. The only feasible approach to pricing leases in a portfolio of this nature is to apply composite residual rates given that individual results, for many reasons, are highly variable, and given that we process over 1,000 leases per day in a few hours per lease (a market requirement). Our ongoing analysis of residuals provides two conclusions relevant to the Staff’s question. First, although we have not completed the analysis, we believe that our average booked residuals are about the same as those we would have recorded had our residuals at origination been based on average wholesale values indicated by an independent market publication, Orion Blue Book. This supports our belief that we have excluded customer relationships from our residual values. Second, our residual realizations have historically been break-even or profitable depending on market cycles. This supports our belief that our residuals are not impaired and represent market values.

In this light, please clarify for us what further steps the Staff would have us take.

Note 5. Financing Receivables (investments in time sales, loans and financing leases) (Restated), page 58

3.    We note your response to comment 2 from our letter dated February 3, 2006 in which you state that you transfer receivables into revolving structures to replenish runoff from repayments and that any such balances are classified as held for sale at the end of each reporting period. Please tell us how these receivables are classified at origination.

We supplementally advise the Staff that, given the replenishment activities related to receivables sold into revolving structures, it is very difficult to determine ultimate disposition of particular financing receivables

April 7, 2006	Page 3
Mr. Paul Cline
Senior Accountant

when new balances are originated. For example, in our consumer business, there are three variables that determine which account balances we ultimately sell into a revolving structure as replenishments: (1) collections from customers on existing securitized loans, (2) the amount subsequently charged on accounts whose balances are eligible for sale into the structure, and (3) the number of “eligible” accounts (that is, less than three payments past due; outstanding balance over $10 and less than $15,000; within credit limit; and having a U.S. account address). At origination of new balances on an existing account, we do not know how much funding will be required for the revolving structure, and therefore do not know whether or not a particular account balance will ultimately be sold. Accordingly, we historically have made such determinations only at the end of the first quarterly reporting period following origination. Under this approach, receivables are not classified as held for sale but are classified as held for investment until and unless the decision is made to sell. While this classification approach will include some receivables whose classification will ultimately change, we believe it does present the most useful information about our receivables, such as loss reserves, to our investors - information that is irrelevant for receivables classified as held for sale.

Supplementally we advise the Staff that, in our Statement of Cash Flows, cash paid or received related to originations and sales of receivables that are classified as held for sale at origination are categorized as cash flows from operating activities. All cash flows related to receivables that are initially classified as held for investment and are subsequently sold, including those that are subsequently reclassified to held for sale at the end of the reporting period, are included in the investing activities section of the Statement of Cash Flows to comply with paragraph 9 of SFAS 102.

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For the convenience of the Staff, we provided a copy of this letter to Michael Volley. Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC CAPITAL SERVICES, INC.
/s/ Philip D. Ameen
Philip D. Ameen
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company and Chief
Executive Officer, General Electric Capital Services, Inc.
K. S. Sherin, Senior Vice President, Finance and Chief Financial Officer, General Electric Company
M. A. Neal, Chairman, General Electric Capital Services, Inc.
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Chief Corporate and Securities Counsel; Chairman, Disclosure Committee,
  General Electric Company
    D. Schmitt, Partner, KPMG